QuickLinks -- Click here to rapidly navigate through this document

Exhibit (b)

[EXECUTION COPY]

MERRILL LYNCH CAPITAL CORPORATION 4 World Financial Center New York, NY 10080	CITIGROUP GLOBAL MARKETS INC. 388 Greenwich Street New York, NY 10013

May 26, 2006

Tribune Company
435 North Michigan Avenue, 6th Floor
Chicago, Illinois 60611

Attention:	Don Grenesko Senior Vice President, Finance and Administration
	Re:	Project Tower—Credit Facilities Commitment Letter

Ladies and Gentlemen:

        Tribune Company ("you" or "Borrower") has advised Merrill Lynch Capital Corporation ("Merrill Lynch") and Citigroup Global Markets Inc. ("CGMI") on behalf of Citigroup (as defined below), that (i) you intend to repurchase certain shares of your capital stock (the "Stock Repurchase") and refinance certain of your existing indebtedness (the "Refinancing"); and (ii) the sources and uses of the funds necessary to consummate the Stock Repurchase, the Refinancing and the other transactions contemplated hereby are set forth on Annex I to this Commitment Letter. For purposes of this Commitment Letter, "Citigroup" means CGMI, Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. and/or any of their affiliates as may be appropriate to consummate the transactions contemplated herein.

        In addition, you have advised Merrill Lynch and Citigroup (collectively, the "Initial Lenders") that in connection with the Stock Repurchase and the Refinancing, Borrower will enter into senior credit facilities in the amount of up to $4.5 billion (the "Credit Facilities").

        The Stock Repurchase, the Refinancing, the execution and delivery of the Credit Facilities and the other transactions contemplated hereby and thereby are referred to as the "Transactions".

        You have requested that the Initial Lenders commit to provide the Credit Facilities to finance a portion of the Stock Repurchase and the Refinancing and to pay certain related fees and expenses.

        Accordingly, subject to the terms and conditions set forth below, the Initial Lenders hereby agree with you as follows:

        1.    Commitment; Engagement.    Merrill Lynch hereby commits to provide to Borrower 50% of the Credit Facilities, and Citigroup hereby commits to provide to Borrower 50% of the Credit Facilities, in the case of each of Merrill Lynch and Citigroup, upon the terms and subject to the conditions set forth or referred to herein, in the confidential Fee Letter (the "Fee Letter") dated the date hereof and delivered to you, and in the Credit Facilities Summary of Terms and Conditions attached hereto (and incorporated by reference herein) as Exhibit A (the "Term Sheet"). The commitments of the Initial Lenders hereunder are subject to the negotiation, execution and delivery of definitive documents governing the Credit Facilities (together, the "Credit Documents") reflecting substantially the terms and conditions set forth herein and in the Term Sheet and the Fee Letter and otherwise mutually agreed upon.

        Subject to the provisions set forth in this Commitment Letter, you hereby retain the Lead Arrangers (as defined below), or one or more of their affiliates, as, and the Lead Arrangers and/or such of their affiliates shall have the right (but not the obligation) to be, the joint lead underwriters and book runners, placement agents or initial purchasers (in each case together with any "qualified independent underwriter" selected by us and reasonably satisfactory to you, if required) in connection with the issuance of the Notes or any other securities (including equity securities) used to refinance (in whole or in part) the 364-Day Facility (each as defined in the Term Sheet). Any offering, issuance or sale of securities described in this paragraph (other than the Credit Facilities) shall be referred to herein as a "Financing Transaction".

        Notwithstanding anything herein to the contrary, the foregoing paragraph is not intended to and does not create any commitment by or on behalf of the Lead Arrangers or any of their affiliates to act as underwriters, book runners, placement agents or initial purchasers in connection with any Financing Transaction (or any other incurrence of debt or offering or sale of any securities); it being agreed that no obligation of the Lead Arrangers or any of their affiliates shall exist with respect to underwriting or participating in any incurrence of debt or offering of debt or equity securities unless and until the Lead Arrangers or one or more of their affiliates, as the case may be, and the relevant issuer have entered into the Lead Arrangers' customary underwriting or securities purchase agreement, as the case may be, and other customary documentation with respect thereto, and then only in accordance with such documentation.

        2.    Syndication.    The Initial Lenders reserve the right and intend, prior to or after the execution of the Credit Documents, to syndicate all or a portion of their respective commitments to one or more financial institutions (together with the Initial Lenders, the "Lenders"). Upon the issuance by any additional Lender of its commitment with respect to the Credit Facilities, each of the Initial Lenders' commitments with respect to the Credit Facilities shall be reduced by an equal amount. The commitments of the Initial Lenders hereunder are several and not joint, and are subject to Merrill Lynch and Citigroup (or one or more of their affiliates) acting as joint lead arrangers and bookrunners (the "Lead Arrangers") of, and Merrill Lynch or an affiliate of CGMI acting as sole and exclusive administrative agent (the "Administrative Agent") for, the Credit Facilities. The Lead Arrangers (or one or more of their respective affiliates) will manage all aspects of the syndication in consultation with you, including decisions as to the selection of potential Lenders to be approached and when they will be approached, when their commitments will be accepted, which Lenders will participate and the final allocations of the commitments among the Lenders (which are likely not to be pro rata across facilities among Lenders). The Lead Arrangers will exclusively perform all functions and exercise all authority as customarily performed and exercised in such capacities, including selecting one law firm as counsel for the Lead Arrangers and negotiating the Credit Documents. Any agent or arranger titles (including co-agents) awarded to other Lenders are subject to the prior approval of the Lead Arrangers (such approval not to be unreasonably withheld or delayed) and shall not entail any role with respect to the matters referred to in this paragraph without the prior consent of the Lead Arrangers (such consent not to be unreasonably withheld or delayed). You agree that, without the consent of the Initial Lenders, the Borrower shall not pay to any Lender any compensation outside the terms contained herein and in the Fee Letter in order to obtain its commitment to participate in the Credit Facilities.

        You understand that the Lead Arrangers intend to commence the syndication of the Credit Facilities promptly, and you agree actively to assist them in achieving a timely syndication that is mutually satisfactory to the Lead Arrangers and the Borrower. The syndication efforts will be accomplished by a variety of means, including direct contact during the syndication between senior management, advisors and affiliates of Borrower on the one hand and the proposed Lenders on the other hand, and Borrower hosting, with the Lead Arrangers, at least one meeting with prospective Lenders at such times and places as the Lead Arrangers may reasonably request. You agree, upon the reasonable request of the Lead Arrangers, to use commercially reasonable efforts to (a) provide, and cause your affiliates and advisors to provide to the Lead Arrangers all information relating to the Borrower and its subsidiaries reasonably deemed necessary by them, as and when such information becomes available, to successfully complete the primary syndication of the Credit Facilities, including the Information and Projections (including updated projections) contemplated hereby, (b) assist, and cause your affiliates and advisors to assist, the Lead Arrangers in the preparation of a Confidential

2

Information Memorandum within seven days following the launch of the tender offer in connection with the Stock Repurchase and other reasonably necessary marketing materials (the contents of which, except to the extent relating to either Lead Arranger or its affiliates, you shall be solely responsible for) to be used in connection with the primary syndication of the Credit Facilities and (c) obtain, at your expense, a monitored public rating of the Credit Facilities from each of Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's, a division of the McGraw Hill Companies ("S&P"). You also agree to use your commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit materially from your (and your affiliates') existing lending relationships. You further agree to afford the Lead Arrangers and their affiliates a period following the date hereof through the later to occur of (a) the 20th business day following the date hereof and (b) the date of termination of the Borrower's tender offer in connection with the Stock Repurchase, to syndicate the Credit Facilities.

        3.    Fees.    As consideration for the commitments of the Initial Lenders hereunder and the agreement of the Lead Arrangers to arrange, manage, structure and syndicate the Credit Facilities, you agree to pay to them when due the fees as set forth in the Fee Letter.

        4.    Conditions.    The Initial Lenders' commitments hereunder are subject to the conditions set forth elsewhere herein and in Annex II to this Commitment Letter and your compliance with your agreements in this Commitment Letter and Fee Letter in all material respects. The Initial Lenders' commitments hereunder are also subject to:

          (a)   the preparation, execution and delivery of mutually satisfactory definitive documentation with respect to the Credit Facilities (including credit agreements and guarantees) incorporating the terms outlined in this Commitment Letter and in the Term Sheet and otherwise reasonably satisfactory to the Initial Lenders and the Borrower;

          (b)   the Initial Lenders and their respective affiliates shall be satisfied that, after the date hereof and until the syndication of the Credit Facilities has been completed (as determined by them), none of the Borrower or any of its subsidiaries shall have offered, placed, arranged or issued, or engaged in discussions concerning the offering, placement, arrangement or issuance of, any debt facility or debt security (including any renewal or refinancing of and increase of commitments under existing facilities or securities) prior to or during the primary syndication of the Credit Facilities, without the prior written consent of the Lead Arrangers, other than the Credit Facilities and any securities offered, issued or sold in connection with a Financing Transaction as contemplated hereby; and

          (c)   any event or condition has occurred or become known that in the judgment of the Initial Lenders has had or could reasonably be expected to have a material adverse effect on the business, operations or financial condition of Borrower and its subsidiaries taken as a whole (after giving effect to the Transactions) since December 25, 2005 (a "Material Adverse Change").

        5.    Information and Investigations.    You hereby represent and warrant that (a) all information and data (excluding financial projections and information of a general economic or industry-specific nature) that have been or will be made available by you or any of your representatives or advisors to the Initial Lenders, the Lead Arrangers or any Lender (whether prior to or on or after the date hereof) in connection with the Transactions, taken as a whole (the "Information"), is and will be complete and correct in all material respects and does not and will not, taken as a whole, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (b) all financial projections concerning Borrower and its subsidiaries and the transactions contemplated hereby (the "Projections") that have been made or will be prepared by or on behalf of you or any of your representatives or advisors and that have been or will be made available to the Initial Lenders, the Lead Arrangers or any Lender in connection with the transactions

3

contemplated hereby have been or in the case of projections made after the date hereof, will be, prepared in good faith based upon assumptions that you reasonably believe to have been reasonable at the time made (it being understood that any such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that such projections will be realized and that actual results may differ from such projections and such differences may be material). You agree to use commercially reasonable efforts to supplement the Information and the Projections from time to time until the Closing Date and, if requested by the Lead Arrangers, for a reasonable period thereafter necessary to complete the syndication of the Credit Facilities so that the representation and warranty in the preceding sentence remains correct in all material respects. In syndicating the Credit Facilities the Lead Arrangers will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent check or verification thereof.

        You hereby acknowledge that (a) the Lead Arrangers will make available Information and Projections to the proposed syndicate of Lenders on a confidential basis through posting on IntraLinks or another similar electronic system and (b) certain of the proposed Lenders may be "public-side" Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to Borrower, its affiliates or any securities thereof ("Material Non-Public Information")) (each, a "Public Lender"). You hereby agree that (a) you will use commercially reasonable efforts to identify that portion of the Information and Projections that may be distributed to the Public Lenders and include a reasonably detailed term sheet in such Information and that all of the foregoing that is to be made available to Public Lenders shall be clearly and conspicuously marked "PUBLIC"; (b) by marking materials "PUBLIC," you shall be deemed to have authorized the Lead Arrangers and the proposed Lenders to treat such materials as not containing any Material Non-Public Information, it being understood that certain of such materials may be subject to the confidentiality requirements of the definitive credit documentation; (c) all materials marked "PUBLIC" are permitted to be made available by electronic means designated for "Public Lenders;" and (d) the Lead Arrangers shall be entitled to treat any materials that are not marked "PUBLIC" as being suitable only for posting by confidential electronic means not designated for "Public Lenders."

        6.    Indemnification.    You agree to indemnify and hold harmless each Initial Lender, each Lead Arranger, each other Lender and their respective affiliates, and each such person's respective officers, directors, employees, agents and controlling persons (each Initial Lender, each Lead Arranger and each such other person being an "Indemnified Party") from and against any and all losses, claims, damages, costs, expenses and liabilities, joint or several, to which any Indemnified Party may become subject under any applicable law, or otherwise related to or arising out of or in connection with this Commitment Letter, the Fee Letter, the Term Sheet, the Credit Facilities, the loans thereunder and the use of proceeds therefrom, any of the Transactions or any related transaction and the performance by any Indemnified Party of the services contemplated hereby, and will reimburse each Indemnified Party for any and all reasonable and documented expenses (including reasonable and documented counsel fees and expenses) as they are incurred in connection with the investigation of or preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by or on behalf of you or any of your subsidiaries and whether or not any of the Transactions are consummated or this Commitment Letter is terminated, except to the extent determined by a final judgment of a court of competent jurisdiction to have resulted solely from such Indemnified Party's bad faith, gross negligence or willful misconduct. No party hereto nor any of its affiliates or subsidiaries shall be liable to any other party hereto or any of its subsidiaries or affiliates on any theory of liability for any special, indirect, consequential, punitive or exemplary damages in connection in any way with this Commitment Letter, the Fee Letter, the Term Sheet, the Credit Facilities, the loans thereunder and the use of proceeds therefrom, any of the Transactions or any related transaction or the performance by any party hereto or any of its subsidiaries, or affiliates, its

4

obligations hereunder or under the Credit Facilities. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, except to the extent determined by a final judgment of a court of competent jurisdiction to have resulted solely from such Indemnified Party's bad faith, gross negligence or willful misconduct.

        You agree that, without the prior written consent of the Lead Arrangers (not to be unreasonably withheld), neither you nor any of your affiliates or subsidiaries will settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification has been or could be sought under the indemnification provisions hereof (whether or not any other Indemnified Party is an actual or potential party to such claim, action or proceeding), unless such settlement, compromise or consent (i) includes an unconditional written release in form and substance reasonably satisfactory to the Lead Arrangers of each Indemnified Party from all liability arising out of such claim, action or proceeding and (ii) does not include any statement as to or an admission of fault, culpability or failure to act by or on behalf of any Indemnified Party.

        7.    Expenses.    You agree to reimburse the Initial Lenders and their affiliates for their reasonable, documented, out-of-pocket expenses promptly following their request made from time to time (including, without limitation, all reasonable due diligence investigation expenses, fees of consultants engaged with your consent (not to be unreasonably withheld), syndication expenses (including printing, distribution, and bank meetings), travel expenses, duplication fees and expenses, search fees, filing and recording fees and the reasonable, documented fees, disbursements and other charges of one legal counsel (which may be Mayer, Brown, Rowe & Maw LLP) and any sales, use or similar taxes (and any additions to such taxes) related to any of the foregoing) incurred in connection with the negotiation, preparation, execution and delivery, waiver or modification, collection and enforcement of this Commitment Letter, the Term Sheet, the Fee Letter and the Credit Documents and the security arrangements (if any) in connection therewith, and whether or not such fees and expenses are incurred before or after the date hereof or any loan documentation is entered into or the Transactions are consummated or any extensions of credit are made under the Credit Facilities or this Commitment Letter is terminated or expires; provided that such payment or reimbursement obligation with respect to legal counsel shall include only the reasonable fees and expenses of one legal counsel (which may be Mayer, Brown, Rowe & Maw LLP).

        8.    Confidentiality.    This Commitment Letter, the Term Sheet, the contents of any of the foregoing and the Initial Lenders' and/or their affiliates' activities pursuant hereto or thereto are confidential and shall not be disclosed by or on behalf of you or any of your subsidiaries to any person without the prior written consent of the Initial Lenders, except that you may (i) disclose this Commitment Letter, the Fee Letter and the Term Sheet to your officers, directors, employees and advisors, and then only in connection with the Transactions and on a confidential need-to-know basis, (ii) file a copy of any portion of this Commitment Letter (but not the Fee Letter) and the Term Sheet in any public record in which it is required by law to be filed and (iii) make any other disclosure as you are required to make by applicable law or compulsory legal process (based on the advice of legal counsel); provided, however, that in the event of any such compulsory legal process you agree, to the extent permitted by applicable law, to give the Lead Arrangers prompt notice thereof and to cooperate, at the Lead Arrangers' expense, with the Initial Lenders in securing a protective order in the event of compulsory disclosure. You agree that you will use commercially reasonable efforts to permit the Initial Lenders to review and approve any reference to any of the Initial Lenders or any of their affiliates in connection with the Credit Facilities or the transactions contemplated hereby contained in any press release or similar public disclosure prior to public release. Subject to the terms of the next succeeding paragraph, you agree that the Initial Lenders and their affiliates may share information concerning you and your subsidiaries and affiliates among themselves solely in connection with the performance of

5

their services hereunder and the evaluation and consummation of financings and Transactions contemplated hereby. You also acknowledge that the Initial Lenders or their affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to parties whose interests may conflict with yours. The Initial Lenders agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. The Initial Lenders further advise you that they and their affiliates will not make available to you confidential information that they have obtained or may obtain from any other customer.

        Each Lead Arranger agrees to maintain the confidentiality of the Confidential Information (as defined below), except that Confidential Information may be disclosed (a) to its and its affiliates' partners, directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and agree to keep such Confidential Information confidential), (b) to the extent requested or required by any state, Federal or foreign authority or examiner regulating such Lead Arranger, (c) to the extent required by applicable law, rule or regulation or by any subpoena or similar legal process, (d) in connection with any litigation or legal proceeding relating to this Commitment Letter or the Fee Letter or any other documentation in connection therewith or the enforcement of rights hereunder or thereunder or to which such Lead Arranger or any of its affiliates may be a party, (e) to any prospective Lender (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and agree to keep such Confidential Information confidential), (f) with the consent of the Borrower, (g) to any rating agency when required by such rating agency or (h) to the extent such Confidential Information (i) becomes publicly available other than as a result of a breach of this paragraph or (ii) becomes available to such Lead Arranger on a nonconfidential basis from a source other than the Borrower or any of its subsidiaries, officers, directors, employees or advisors. For the purposes of this paragraph, "Confidential Information" means all information received from the Borrower or any of its subsidiaries, officers, directors, employees or advisors relating to the Borrower or its businesses, other than any such information that is available to the Lead Arrangers on a nonconfidential basis prior to disclosure by the Borrower; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified at the time of delivery as confidential. Any person required to maintain the confidentiality of Confidential Information as provided in this paragraph shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Confidential Information as such person would accord to its own confidential information.

        9.    Termination.    The Initial Lenders' commitments hereunder shall terminate in their entirety on the earliest to occur of (A) August 15, 2006 if the Credit Documents are not executed and delivered by Borrower and the Lenders on or prior to such date, (B) the date of execution and delivery of the Credit Documents by Borrower and the Lenders and (C) if the Initial Lenders determine, in their reasonable judgment, that a Material Adverse Change shall have occurred. Notwithstanding the foregoing, the provisions of Sections 6, 7, 8, 10 and 11 hereof shall survive any termination pursuant to this Section 9 (it being understood that the reimbursement and indemnification provisions contained herein shall be superseded by the reimbursement and indemnifications provisions contained in the Credit Documents when such Credit Documents become effective).

        10.    Assignment; No Fiduciary; Etc.    This Commitment Letter and the commitments of the Initial Lenders hereunder shall not be assignable by any party hereto (other than by the Initial Lenders to their respective affiliates) without the prior written consent of the other parties hereto, and any attempted assignment shall be void and of no effect; provided, however, that nothing contained in this Section 10 shall prohibit the Initial Lenders (in their sole discretion) from (i) performing any of their

6

duties hereunder through any of their affiliates, and you will owe any related duties (including those set forth in Section 2 above) to any such affiliate, and (ii) granting (in consultation with you) participations in, or selling (in consultation with you) assignments of all or a portion of, the commitments or the loans under the Credit Facilities pursuant to arrangements satisfactory to the Initial Lenders. This Commitment Letter is solely for the benefit of the parties hereto and does not confer any benefits upon, or create any rights in favor of, any other person.

        In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your subsidiaries' understanding, that (i) each transaction contemplated by this Commitment Letter is an arm's-length commercial transaction, between Borrower, on the one hand, and each of the Initial Lenders and the Lead Arrangers, on the other hand, (ii) in connection with each such transaction and the process leading thereto each of the Initial Lenders and Lead Arrangers will act solely as a principal and not as agent (except as otherwise provided herein) nor as fiduciary of Borrower or its respective stockholders, affiliates, creditors, employees or any other party, (iii) none of the Initial Lenders and the Lead Arrangers will assume an advisory or fiduciary responsibility in favor of Borrower or any of its affiliates with respect to any of the transactions contemplated hereby or the process leading thereto (irrespective of whether any Initial Lender or Lead Arranger has advised or is currently advising Borrower on other matters) and none of the Initial Lenders and Lead Arrangers will have any obligation to Borrower or any of its affiliates with respect to the transactions contemplated in this Commitment Letter except the obligations expressly set forth herein or as otherwise expressly agreed to in writing, (iv) the Initial Lenders and Lead Arrangers may be engaged in a broad range of transactions that involve interests that differ from those of Borrower and its affiliates, and (v) none of the Initial Lenders and Lead Arrangers has provided nor will provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby and Borrower has consulted and will consult its own legal, accounting, regulatory, and tax advisors to the extent they deem appropriate. You hereby waive and release, to the fullest extent permitted by law, any claims that you may have against the Initial Lenders and Lead Arrangers with respect to any breach or alleged breach of fiduciary duty in respect of any of the transactions contemplated by this Commitment Letter.

        11.    Governing Law; Waiver of Jury Trial.    This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Each of the parties hereto waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of any of the Transactions or the other transactions contemplated hereby, or the performance by the Initial lenders, the Lead Arrangers or any of their respective affiliates of the services contemplated hereby.

        12.    Amendments; Counterparts; etc.    No amendment or waiver of any provision hereof or of the Term Sheet shall be effective unless in writing and signed by the parties hereto and then only in the specific instance and for the specific purpose for which given. This Commitment Letter, the Term Sheet and the Fee Letter are the only agreements between the parties hereto with respect to the matters contemplated hereby and thereby and set forth the entire understanding of the parties with respect thereto. This Commitment Letter may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart by telecopier shall be effective as delivery of a manually executed counterpart.

        13.    Patriot Act.    The Initial Lenders hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the "Patriot Act"), the Lenders may be required to obtain, verify and record information that identifies Borrower, which information includes the name, address and tax identification number and other information regarding it that will allow such Lender to identify it in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Lenders.

7

        14.    Public Announcements; Notices.    The Initial Lenders and Lead Arrangers may, subject to your prior consent (not to be unreasonably withheld, delayed or conditioned) at their expense, publicly announce as they may choose the capacities in which they or their affiliates have acted hereunder. Any notice given pursuant hereto shall be mailed or hand delivered in writing, if to (i) you, at your address set forth on page one hereof; (ii) Merrill Lynch, at 4 World Financial Center, New York, New York 10080, Attention: David Tuvlin; (iii) CGMI, at 388 Greenwich Street, New York, NY 10013, Attention: Carolyn Kee; (iv) in the case of the foregoing clause (i), with a copy to Sidley Austin LLP, 1 South Dearborn Street, Chicago, Illinois 60603, Attention: Robert Lewis; and (v) in the case of the foregoing clauses (ii) or (iii), with a copy to Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York 10019, Attention: Benjamin Lau.

(Signature Page Follows)

8

        Please confirm that the foregoing correctly sets forth our agreement of the terms hereof and the Fee Letter by signing and returning to the Initial Lenders the duplicate copy of this letter and the Fee Letter enclosed herewith. Unless the Initial Lenders receive your executed duplicate copies hereof and thereof by 5:00 p.m., New York City time, on June 2, 2006, the commitments of the Initial Lenders hereunder will expire at such time.

        We are pleased to have this opportunity and we look forward to working with you on this transaction.

Very truly yours,
MERRILL LYNCH CAPITAL CORPORATION
		By:	/s/ STEPHEN B. PARAS Name: Stephen B. Paras Title: Vice President
CITIGROUP GLOBAL MARKETS INC.
		By:	/s/ CAROLYN A. KEE Name: Carolyn A. Kee Title: Managing Director
Accepted and agreed to as of the date first written above:
TRIBUNE COMPANY
By:	/s/ DONALD C. GRENESKO Name: Donald C. Grenesko
Title: Senior Vice President, Finance and Administration

S-1

Annex I

Estimated Sources and Uses of Funds
(in $ millions)

Sources		Uses
Revolving Facility(1)	$0	Refinance Commercial Paper	$975
Term Loan	$750-1,250	Refinance MTNs Maturing in Nov. 2006	$250
Delayed Draw Loan	$250	Estimated fees and expenses	$40-45
364-Day Loan	$2,250-2,750	Purchase of Equity	$2,475

Total Sources	$3,750	Total Uses	$3,750

(1)
$750,000,000 of commitments; $0 drawn at closing.

Annex II

Project Tower
Summary of Additional Conditions Precedent

        Except as otherwise set forth below, the initial borrowing under each of the Credit Facilities shall be subject to the contemporaneous or prior satisfaction of the following additional conditions precedent:

        1.     The Lenders shall have received unaudited consolidated balance sheets and related statements of income, stockholders' equity and cash flows of Borrower for each fiscal quarter ended after the most recently received audited financial statements and ended 30 days before the Closing Date. The Lenders shall have received copies of Borrower's internal management reports prepared in the ordinary course of business consistent with past practices for each fiscal month after the most recent fiscal quarter for which financial statements were received by the Lenders as described in the immediately preceding sentence and ended 30 days before the Closing Date.

        2.     The Lenders shall have received a pro forma consolidated balance sheet of Borrower as of the fiscal quarter most recently ended prior to the Closing Date, after giving effect to the Transactions, which balance sheet shall not be materially inconsistent with the forecasts previously provided to the Lenders, except for changes occurring in the ordinary course of business. The Lead Arrangers shall have received reasonably detailed pro forma consolidated financial projections prepared by or on behalf of Borrower for Borrower and its consolidated entities for the five-fiscal year period after the Closing Date that are not different in a materially adverse manner as compared with those made available to the Lead Arrangers prior to the date hereof.

        3.     The Lead Arrangers shall have received evidence thereof satisfactory to the Lead Arrangers and a "pay-off" letter or letters or other documentation reasonably satisfactory to the Lead Arrangers with respect to existing indebtedness (it being understood that the Borrower's existing letters of credit shall be permitted to remain outstanding).

        4.     All accrued fees and expenses (including the reasonable fees and expenses of counsel to the Lead Arrangers) of the Lead Arrangers in connection with the Credit Documents shall have been paid; provided that such fees and expenses shall have been invoiced at least two business days prior to the Closing Date.

CONFIDENTIAL	EXHIBIT A

SENIOR CREDIT FACILITIES

SUMMARY OF TERMS AND CONDITIONS(1)

Borrower:	Tribune Company, a Delaware corporation ("Borrower").
Joint Lead Arrangers:	Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and an affiliate of Citigroup Global Markets Inc. (the "Lead Arrangers").
Administrative Agent:	Merrill Lynch Capital Corporation or an affiliate of Citigroup Global Markets Inc. (in such capacity, the "Administrative Agent").
Lenders:
Merrill Lynch Capital Corporation (or one of its affiliates), an affiliate of Citigroup Global Markets Inc., and a syndicate of financial institutions (the "Lenders") arranged by the Lead Arrangers in consultation with Borrower.
Credit Facilities:	Senior credit facilities (the "Credit Facilities") in an aggregate principal amount of up to $4.5 billion, such Credit Facilities comprising:

(A) Term Loan Facility. Term loan facility in an aggregate principal amount of $1.0 - 1.5 billion (the "Term Loan Facility"), of which $250 million will be available as a Delayed Draw Term Loan Facility (the "Delayed Draw Facility"). Loans under the Term Loan Facility are herein referred to as "Term Loans" and loans under the Delayed Draw Facility are herein referred to as "Delayed Draw Loans".

(B) 364-Day Facility. A 364-day term loan facility in an aggregate principal amount of $2.25 - 2.75 billion (the "364-Day Facility"). The 364-Day Facility is anticipated to be refinanced in full with unsecured senior notes (the "Notes") due not earlier than six months following the Term Loan Maturity Date (as defined below) and having no scheduled principal payments prior to maturity (the "Note Offering"). Loans under the 364-Day Facility are herein referred to as "364-Day Loans".

(C) Revolving Credit Facility. A revolving credit facility in an aggregate principal amount of $750 million (the "Revolving Facility"). Loans under the Revolving Facility are herein referred to as "Revolving Loans"; the Term Loans, the Delayed Draw Loans, the 364-Day Loans and the Revolving Loans are herein referred to collectively as "Loans". The Revolving Facility will include a letter of credit subfacility in an amount up to $100,000,000 and a swing line subfacility in an amount up to $100,000,000.
Transactions:	As described in the Commitment Letter.

(1)
Capitalized terms used herein and not defined shall have the meanings assigned to such terms in the attached Credit Facilities Commitment Letter (the "Commitment Letter").

Availability/Purpose:	(A) Term Loan Facility and 364-Day Facility. Term Loans (other than Delayed Draw Loans) and 364-Day Loans will be available to finance a portion of the Stock Repurchase and the Refinancing and to pay related fees and expenses, subject to the terms and conditions set forth in the Credit Documents, on the date of the consummation of the Stock Repurchase and the Refinancing in one draw (the "Closing Date"). Term Loans and 364-Day Loans repaid or prepaid may not be reborrowed.

(B) Delayed Draw Facility. Delayed Draw Loans will be available, in one draw, to refinance medium term notes of Borrower upon maturity thereof and to pay related fees and expenses, in each case during the period commencing on the Closing Date and ending on the date that is 6 months thereafter (the "Delayed Draw Commitment Termination Date"). Delayed Draw Loans repaid or prepaid may not be reborrowed.

(C) Revolving Facility. The Revolving Facility will be available for working capital and general corporate purposes, including, without limitation, acquisitions, on a fully revolving basis, subject to the terms and conditions set forth in the Credit Documents, in the form of revolving loans, swing line loans and letters of credit on and after the Closing Date until the Revolver Maturity Date.
Incremental Facility:
Borrower shall be entitled on one or more occasions and subject to the satisfaction of customary conditions to incur additional revolving or term loans (the "Incremental Facility") under the Revolving Facility, Term Loan Facility or under a new revolving loan facility or term loan facility to be included in the Credit Facilities in an aggregate principal amount of up to $500,000,000, to be used to refinance additional indebtedness of Borrower upon maturity thereof and for general corporate purposes, including, without limitation, acquisitions; provided that (i) no event of default or default exists or would exist after giving effect thereto, (ii) all financial covenants would be satisfied on a pro forma basis as of the last day of the fiscal quarter ending immediately prior to the date of incurrence (giving effect to any such Incremental Facility and other customary and appropriate pro forma adjustment events, including any acquisitions or dispositions after the beginning of the relevant determination period but prior to or simultaneous with the borrowing of such Incremental Facility), (iii) the maturity date of the Incremental Facility shall be no earlier than the Term Loan Maturity Date or Revolver Maturity Date, as applicable, (iv) the average life to maturity of the Incremental Facility shall, in the case of any term loan facility, be no shorter than the remaining average life to maturity of the Term Loans, (v) all reasonable and documented fees and expenses owing in respect of such increase to the Administrative Agent and the Lenders shall have been paid, and (vi) the other terms and documentation in the respect thereof, to the extent not consistent with the Revolving Facility or the Term Loan Facility, as applicable, shall otherwise be reasonably satisfactory to the Administrative Agent (except as permitted by clauses (iii) and (iv) above). Borrower may seek commitments in respect of Incremental Facility from existing Lenders (each of which shall be entitled to agree or decline to participate in its sole discretion) and additional banks, financial institutions and other institutional lenders who will become Lenders in connection therewith.

Documentation:
Usual for facilities and transactions of this type and reasonably acceptable to Borrower and the Lenders. The documentation for the Credit Facilities (collectively, the "Credit Documents") will include, among others, a credit agreement (the "Credit Agreement").
Termination of Commitments:
The commitments in respect of the Credit Facilities (including pursuant to the Commitment Letter) will terminate in their entirety on August 15, 2006 if the initial funding under the Credit Facilities does not occur on or prior to such date.
Final Maturity:	(A) Term Loan Facility. The Term Loan Facility (including the Delayed Draw Facility) will mature on the fifth anniversary of the Closing Date (the "Term Loan Maturity Date").
(B) 364-Day Facility. The 364-Day Facility will mature on the date that is 364 days after the Closing Date (the "364-Day Maturity Date").
(C) Revolving Facility. The Revolving Facility will mature on the fifth anniversary of the Closing Date (the "Revolver Maturity Date").
Amortization Schedule:	The Term Loan Facility will not amortize prior to the Term Loan Maturity Date, on which date it shall be payable in full.
The 364-Day Facility will not amortize prior to the 364-Day Maturity Date, on which date it shall be payable in full.
Letters of Credit:
Letters of credit under the Revolving Facility ("Letters of Credit") will be issued by a Lender to be agreed by the Lead Arrangers and Borrower (in such capacity, the "L/C Lender"). The issuance of all Letters of Credit shall be subject to the customary procedures of the L/C Lender.
Letter of Credit Fees:
Letter of Credit fees will be payable for the account of the Revolving Facility Lenders on the daily average undrawn face amount of each Letter of Credit at a rate per annum equal to the applicable margin for Revolving Loans that are LIBOR rate loans in effect at such time, which fees shall be paid quarterly in arrears. In addition, an issuing fee on the face amount of each Letter of Credit in an amount agreed upon between the L/C Lender and the Borrower shall be payable to the L/C Lender for its own account.
Interest Rates and Fees:	Interest rates and fees in connection with the Credit Facilities will be as specified on Annex I attached hereto.
Default Rate:	At all times during a payment default, interest on the overdue amount shall accrue at a rate per annum equal to 2% in excess of the applicable interest rate (including applicable margin).
Mandatory Prepayments/Reductions in Commitments:	(A) Term Loan Facility and Revolving Loan Facility.
None.
(B) 364-Day Facility.

The 364-Day Facility will be required to be prepaid with (a) 100% of the net cash proceeds of the issuance or incurrence of funded debt (including, without limitation, the Notes, but excluding the Credit Facilities) or of any sale and lease-back by Borrower or any of its subsidiaries (subject to baskets and exceptions to be agreed upon), and (b) 100% of the net cash proceeds from any issuance of equity securities in any public offering or private placement (subject to baskets and exceptions to be agreed upon).
Voluntary Prepayments/Reductions in Commitments:
(A) Term Loan Facility and 364-Day Facility. Term Loans (including Delayed Draw Loans) and 364-Day Loans may be prepaid at any time in whole or in part at the option of Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, breakage costs related to prepayments not made on the last day of the relevant interest period). Voluntary prepayments will be applied as determined by the Borrower.

(B) Revolving Facility and Delayed Draw Facility. The unutilized portion of the commitments under the Revolving Facility and the Delayed Draw Facility may be reduced (and, in the case of the Revolving Facility, loans thereunder may be repaid at any time) at the option of Borrower, in a minimum principal amount and in multiples to be agreed upon, without premium or penalty (except, in the case of LIBOR borrowings, breakage costs related to prepayments not made on the last day of the relevant interest period).
Conditions to Effectiveness and to Initial Loans:
The effectiveness of the credit agreement and the making of the initial Loans under the Credit Facilities shall be subject to conditions precedent that are usual for facilities and transactions of this type, and to those specified herein and in the Commitment Letter (all such conditions to be satisfied in a manner satisfactory to the Lead Arrangers and the Lenders or the Required Lenders (as the case may be) (as defined below under "Required Lenders") or waived).

1. The absence of any event (such event being a "Material Adverse Change") that has had or could reasonably be expected to have a material adverse effect on (a) the business, operations, or financial condition of the Borrower and its subsidiaries, taken as a whole, since December 31, 2005, (b) the rights and remedies of the Lenders under any Credit Document or (c) the ability of the Borrower to perform its obligations under any Credit Document.
2. Certification as to the solvency of the Borrower and its subsidiaries, taken as a whole, from the chief financial officer of the Borrower.
3. Receipt of all governmental and third party approvals or consents necessary in connection with the Credit Facilities.
Conditions to All Extensions of Credit:
Each extension of credit under the Credit Facilities will be subject to customary conditions, including the (i) absence of any Default or Event of Default, and (ii) continued accuracy of all representations and warranties in all material respects (to the extent not qualified by materiality standards); provided that the Material Adverse Change and litigation representations shall be omitted from such representations.

Representations and Warranties:
The Credit Documents shall contain the following customary representations and warranties and such other representations and warranties usual and customary for facilities and transactions of this type as shall be mutually agreed upon (subject to customary and reasonable exceptions and materiality qualifications):
	1.	Corporate status, power and authority.
	2.	Execution, delivery, and performance of the Credit Documents do not violate law or other material debt agreements.
	3.	No government or regulatory approvals required, other than approvals in effect.
	4.	Due authorization, execution and delivery of the Credit Documents; legality, validity, binding effect and enforceability of the Credit Documents.
	5.	Ownership of subsidiaries.
	6.	Accuracy of financial statements and other information; accuracy and completeness of disclosure; absence of undisclosed liabilities.
	7.	No Material Adverse Change.
	8.	Solvency of the Borrower and its subsidiaries, taken as a whole.
9.
No action, suit, investigation, litigation or proceeding pending or threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to result in a Material Adverse Change; no conflict with applicable law or regulatory authority.
	10.	Payment of taxes.
	11.	Insurance.
	12.	Labor matters.
	13.	Use of proceeds.
	14.	Compliance with margin regulations.
	15.	Inapplicability of the Investment Company Act.
	16.	Compliance with applicable laws and regulations, including ERISA, Patriot Act and other counter-terrorism laws and all applicable environmental laws and regulations.
	17.	Ownership of properties and necessary rights to intellectual property.
Affirmative Covenants:
The Credit Documents shall contain the following customary affirmative covenants and such other affirmative covenants usual and customary for facilities and transactions of this type as shall be mutually agreed upon (subject to customary and reasonable exceptions and materiality qualifications):
	1.	Delivery of independently audited annual consolidated and consolidating financial statements and certified unaudited quarterly consolidated and consolidating financial statements.
	2.	Notice of reports to shareholders, notices of defaults, litigation and any Material Adverse Change, and other information customarily supplied in facilities similar to the Credit Facilities.

	3.	Maintenance of books and records; annual meetings, visitation and inspection rights and access to books and records.
	4.	Preservation of corporate existence; conduct of business.
	5.	Material compliance with laws (including ERISA and applicable environmental laws).
	6.	Environmental matters.
	7.	Payment of taxes.
	8.	Maintenance of properties and insurance.
	9.	Use of proceeds.
	10.	Further assurances.
Negative Covenants:
The Credit Documents shall contain the following customary negative covenants and such other negative covenants usual and customary for facilities and transactions of this type as shall be mutually agreed upon (subject to customary and reasonable exceptions and materiality qualifications):
	1.	Limitation on subsidiary indebtedness (including, without limitation, guarantees and other contingent obligations), subject to carve-outs to be agreed.
	2.	Limitation on liens.
	3.	Limitation on mergers and disposition of all or substantially all assets.
	4.	Limitation on transactions with affiliates.
	5.	Limitation on dividend and other payment restrictions affecting material subsidiaries.
	6.	Limitation on changes in business conducted.
Financial Covenants:	The Credit Facilities will contain the following financial covenants (mutually agreeable definitions to be set forth in the Credit Agreement):
	1.	Minimum ratio of trailing four quarter EBITDA to total interest expense for the same period of 2.50:1.00.
2.
Maximum ratio (the "Total Leverage Ratio") of total consolidated funded debt to trailing four quarter EBITDA of (a) for the period beginning on the Closing Date through December 30, 2007, greater than or equal to 5.50:1, (b) for the period beginning on December 31, 2007 through December 30, 2009, greater than or equal to 5.00:1, (c) for the period beginning on December 31, 2009 through December 30, 2010, greater than or equal to 4.50:1 and (d) thereafter, greater than or equal to 4.00:1.
The financial covenants contemplated above will be tested on a quarterly basis and will apply to Borrower and its subsidiaries on a consolidated basis.

Events of Default:
The Credit Documents shall contain the following customary defaults and such other defaults usual and customary for facilities and transactions of this type as shall be mutually agreed upon (which shall constitute "Events of Default") (subject to customary and reasonable exceptions, materiality qualifications and notice, cure and grace periods):
	1.	Failure to pay, when due, any principal with respect to the Credit Facilities.
	2.	Failure to pay any interest, fees or other amounts after a grace period of five business days.
	3.	Any representation or warranty made or deemed made shall prove to have been incorrect in any material respect when made or deemed made.
	4.	Breach or violation by Borrower of covenants or other provisions of the Credit Documents.
	5.	Any event of default shall occur under any other indebtedness of Borrower or any material subsidiary having an aggregate outstanding principal amount in excess of $75,000,000.
6.
Judgments or decrees in excess of $75,000,000 individually or in the aggregate against Borrower or any material subsidiary that are not stayed, discharged, paid (including by insurance) or bonded within 60 days.
	7.	Bankruptcy or insolvency events with respect to Borrower or any material subsidiary.
	8.	Any Change of Control (to be defined).
	9.	Standard ERISA defaults.
	10.	Any provision of any Credit Documents shall for any reason cease to be valid, binding and enforceable on Borrower.
Yield Protection and Increased Costs:
Standard yield protection (including compliance with risk based capital guidelines, increased costs, payments free and clear of withholding taxes and interest period breakage indemnities), eurodollar illegality and similar provisions. The Borrower's reimbursement obligations in respect of increased costs and changes in circumstances shall be limited to amounts accruing not more than 90 days prior to the invoice thereof (to be extended as necessary to take into account any retroactive application of a change in law giving rise to such reimbursement obligation).

Assignments and Participations:
Each assignment (unless to another Lender or its affiliates) shall be in a minimum amount of $10 million (unless Borrower and the Administrative Agent otherwise consent or unless the assigning Lender's exposure is thereby reduced to zero). Assignments (which may be non-pro rata among loans and commitments) shall be permitted with Borrower's and the Administrative Agent's consent (such consent not to be unreasonably withheld, delayed or conditioned), except that no such consent of Borrower need be obtained to effect an assignment (a) of loans and/or commitments under the Term Loan Facility, (b) to any Lender (or its affiliates), (c) if any payment or bankruptcy default has occurred and is continuing or (d) if determined by the Lead Arrangers, in consultation with Borrower, to be necessary to achieve a successful primary syndication. Participations shall be permitted without restriction. Voting rights of participants will be subject to customary limitations.
Required Lenders:
Lenders having a majority of the outstanding credit exposure (the "Required Lenders"), subject to amendments of certain provisions of the Credit Documents requiring the consent of Lenders having a greater share (or all) of the outstanding credit exposure or Lenders having a majority of the outstanding credit exposure with respect to a particular facility. Amendments prior to the completion of the primary syndication of the Credit Facilities (as determined by the Lead Arrangers) shall also require the consent of the Lead Arrangers.
Expenses and Indemnification:
In addition to those out-of-pocket expenses reimbursable under the Commitment Letter, all reasonable, documented and out-of-pocket expenses of the Lead Arrangers and the Administrative Agent (and the Lenders for enforcement costs and documentary taxes) associated with the preparation, execution and delivery of any waiver or modification (whether or not effective) of, and the enforcement of, any Credit Document (including the reasonable fees, disbursements and other charges of one law firm as counsel for the Lead Arrangers) are to be paid by Borrower.

Borrower will indemnify each of the Lead Arrangers, the Administrative Agent and the other Lenders and hold them harmless from and against all reasonable and documented costs, expenses (including reasonable and documented fees, disbursements and other charges of counsel) and liabilities arising out of or relating to any litigation or other proceeding (regardless of whether the Lead Arrangers, the Administrative Agent or any such other Lender is a party thereto) that relate to the Transactions or any transactions related thereto, except to the extent determined by a final judgment of a court of competent jurisdiction to have arisen solely from such person's bad faith, gross negligence or willful misconduct.
Governing Law and Forum:	New York.
Waiver of Jury Trial:	All parties to the Credit Documents waive the right to trial by jury.
Special Counsel for Lead Arrangers:	Mayer, Brown, Rowe & Maw LLP.
Special Counsel for the Borrower:	Sidley Austin LLP.

ANNEX I

Interest Rates and Fees:	Borrower will be entitled to make borrowings based on the ABR plus the Applicable Margin or LIBOR plus the Applicable Margin. The "Applicable Margin" for each of the Credit Facilities shall be a percentage per annum determined in accordance with the pricing grid set forth in Annex I to the Fee Letter.

Unless consented to by the Lead Arrangers in their sole discretion, no LIBOR Loans may be elected on the Closing Date or prior to the date 30 days thereafter (unless the completion of the primary syndication of the Credit Facilities as determined by the Lead Arrangers shall have occurred), except that from and after the fifth business day after the Closing Date LIBOR periods of 7 or 14 days may be elected until the thirtieth day after the Closing Date.

"ABR" means the higher of (i) the corporate base rate of interest announced by the Administrative Agent from time to time, changing effective on the date of announcement of said corporate base rate changes, and (ii) the Federal Funds Rate plus 0.50% per annum. The corporate base rate is not necessarily the lowest rate charged by the Administrative Agent to its customers.

"LIBOR" means the rate determined by the Administrative Agent to be available to the Lenders in the London interbank market for deposits in US Dollars in the amount of, and for a maturity corresponding to, the amount of the applicable LIBOR Loan, as adjusted for maximum statutory reserves.

Borrower may select interest periods of one, two, three or six months (or, to the extent approved by all of the Lenders, nine or twelve months) for LIBOR borrowings. Interest will be payable in arrears (i) in the case of ABR Loans, at the end of each quarter and (ii) in the case of LIBOR Loans, at the end of each interest period and, in the case of any interest period longer than three months, no less frequently than every three months; provided, however, that if the Interim Loan is drawn down, interest shall be paid not less frequently than interest is paid on the Interim Loan and in any event at least 15 business days prior to payment of interest on the Interim Loan. Interest on all borrowings shall be calculated on the basis of the actual number of days elapsed over (x) in the case of LIBOR Loans, a 360-day year, and (y) in the case of ABR Loans, a 365- or 366-day year, as the case may be.

Commitment fees accrue on the undrawn amount of the Revolving Credit Facility and the Delayed Draw Facility, commencing on the date of the execution and delivery of the Credit Documents. The commitment fee in respect of the Revolving Credit Facility and the Delayed Draw Facility will be a percentage per annum determined in accordance with the pricing grid set forth in Annex I to the Fee Letter.
All commitment fees will be payable in arrears at the end of each quarter and upon any termination of any commitment, in each case for the actual number of days elapsed over a 360-day year.
Pricing:	The Applicable Margin and commitment fees shall be determined in the manner set forth in Annex I to the Fee Letter.

2

QuickLinks

  Exhibit (b)